UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
SEC. FILE NUMBER 333-215568
CUSIP NUMBER 98420W 105

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended October 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________

PART I - REGISTRANT INFORMATION

XPLOSION LIMITED
Full Name of Registrant

Not applicable
Former Name if Applicable

Suite 223 – 468 North Camden Drive
Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90210
City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file in a timely manner, without unreasonable effort and expense, its Form 10-K Annual Report for the year ended October 31, 2019 because, due to the retirement of the Registrant’s former accountant during the Q1 period of the new fiscal year following the year end of the Company. The Registrant was therefore not able to provide, in a timely manner, the Registrant’s new accountant with all the necessary information in order for the Registrant’s new accountant to complete their review of the Form 10-K for the October 31, 2019 year end date, prior to the filing deadline. It is anticipated and hoped that the Form 10-K Annual Report, along with the financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant’s Form 10-K as per the regulation of this 12-b25 herein provided.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eugenio Gregorio	+63	920 962-3624
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

The Company currently anticipates that it will report a net loss of approximately $243,000 on revenues of approximately $nil, for the year ended October 31, 2019, as compared to net loss of approximately $1,250,000, on revenues of $140,000, for the respective year ended October 31, 2018.

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XPLOSION INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 30, 2020	By	/s/EUGENIO GREGORIO/s/
Eugenio Gregorio
President, Chief Executive Officer, Chief
Financial Officer and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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